Exhibit 5.10

Letter of Resignation as an officer from any and all positions in any and all capacities in Amerex Companies, Inc., Amerex Group, Inc., Amerex  Acquisition Corp. and affiliated companies.

To: Whom it may concern
From: Stephen K. Onody, Onody Associates, LLC

I, Stephen K. Onody have resigned from any and all positions including officer and Interim CEO of Amerex Companies, Inc., Amerex Group, Inc., Amerex Acquisition Corp. and affiliated companies, effective as of August 24, 2009, as a result of and Company’s  senior secured lender, CAMOFI Master, LDC (“CAMOFI”) having taken control of the assets of the Company’s wholly owned subsidiary, Amerex Companies, Inc. (“Amerex”), including the stock of Amerex’s wholly owned subsidiary, Waste Express, Inc (“Waste Express”).

/s/ Stephen K. Onody
Stephen K. Onody

Dated: August 31, 2009